UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 10, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Notification in terms of Section 45(5) of the Companies Act 71 of 2008
Johannesburg, 10 July 2019: In terms of the provisions of Section 45(5) of the
Companies Act 71 of 2008 (the “Companies Act”), and pursuant to the special resolution passed at the annual general meeting of the Group held on 28 May 2019, authorising the board of directors (“the Board”) to provide direct or indirect financial assistance to related and inter-related parties, notification is hereby given by the Group that the Board has adopted resolutions to guarantee the obligations of other companies in the Group (including subsidiaries) in connection with borrowing facilities of the Group, and to provide financial assistance to an indirect wholly owned subsidiary of the Group, namely Western Platinum Limited, by advancing loan funding to the company. These guarantees and loan funding constitutes direct and/or indirect financial assistance in terms of the provisions of Section 45(2)
of the Companies Act.
The notice follows the conclusion of the Lonmin Plc (“Lonmin”) merger, and as part of normal administrative business practises, certain Lonmin subsidiaries are to accede to Sibanye-Stillwater’s US$600 million Revolving Credit Facility (“USD RCF”)
and R6 billion Revolving Credit Facility (“ZAR RCF”) as Borrowers. This necessitates the relevant subsidiary’s accession to the USD RCF, the ZAR RCF and the US$700 million
High Yield Bonds (“Bonds”) (collectively “the Facilities”) as Guarantors, which results in the Group guaranteeing the obligations of these subsidiaries under the facilities. Further the Group has approved intercompany loan funding of R1 billion for Lonmin subsidiaries should they require funding prior to these accessions being concluded.
Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Companies
Act, the Board satisfied itself that:
• immediately after providing the financial assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Act
• all relevant conditions and restrictions relating to the granting of such financial assistance by the Company contained in the Company's memorandum of incorporation are satisfied
• the terms and conditions on which such financial assistance is to be given are fair and reasonable to the Company
Contact:
Email:
ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation
Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”,
“expect”, “may”, “could” “believe”, “anticipate”, “target”, “estimate” and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management.
Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual
Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the
Securities and Exchange Commission on 9 April 2019 (SEC File no. 001-35785).
These forward-looking statements speak only as of the date of this announcement.
Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: July 10, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer